November 21, 2012

Via Edgar

Rufus Decker
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:           NIKE, Inc.
Form 10-K for Fiscal Year ended May 31, 2012
Form 10-Q for Fiscal Quarter ended August 31, 2012
File No. 1-10635

Dear Mr. Decker:

We are responding to the comments contained in the Staff’s letter dated October 24, 2012 to our Form 10-K for the fiscal year ended May 31, 2012 and our Form 10-Q for the fiscal quarter ended August 31, 2012 (the “Comment Letter”).  Each of the numbered responses below corresponds to the Staff’s numbered comments included in the Comment Letter.  Unless otherwise indicated, references to “10-K” mean our Form 10-K for the fiscal year ended May 31, 2012 and “10-Q” means our Form 10-Q for the fiscal quarter ended August 31, 2012.

Form 10-K for Fiscal Year ended May 31, 2012

Business, page 1

Product and Research Development, page 3

1.
We note that in response to comment one of our letter dated October 23, 2009, you agreed to disclose in future filings, if material, (1) the estimated amount spent during each of the last three fiscal years on company-sponsored research and (ii) the development and the estimated dollar amount spent during each of such years on customer-sponsored research activities. It does not appear that you have included such disclosure in your most recent Form 10-K. Please include such disclosure in future filings. See Item 101(c)(1)(xi) of Regulation S-K.

As discussed in our MD&A, a key element of our strategy is to achieve long-term revenue growth by creating innovative products.  In order to develop innovative products, we incur significant costs, including product commercialization, incremental product improvement, seasonal design, and research and development costs.  We review and will continue to review the various types of innovation costs we incur against the definitions of research and development set forth in ASC 730, which we acknowledge are required to be disclosed in accordance with Item 101(c)(1)(xi) of Regulation S-K, if material. Our research and development costs, as defined by ASC 730, were not material to our financial statements for the years ended May 31, 2012, 2011, and 2010. Consistent with our previous response, we will continue to evaluate the materiality of our research and development costs, and in future filings, we will disclose the estimated amount of costs for company and customer-sponsored research and development activities, if material.

Management’s Discussion and Analysis

Results of Operations, page 16

2.
In future filings please expand your discussion in this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. As an example, we note that in  your earnings call for your fourth quarter 2012 results, you discuss the slowdown in the China athletic market, including slowing revenues, higher inventory levels, a significant slowdown in futures orders and that you are “hitting a speed bump” in fiscal 2013 with respect to China.  However, it does not appear that you have provided similar disclosure in your MD&A. This is just one example. An overview discussion of known material trends and uncertainties should be included in your MD&A so that investors can ascertain the likelihood that past performance is indicative of future performance. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

We acknowledge the Staff’s comment and the requirement to discuss known material trends and uncertainties in our MD&A.  In future filings, we will discuss those items that will have, or are reasonably likely to have, a material impact on revenues or income or result in liquidity decreasing or increasing in any material way.

3.
In your response letter dated December 14, 2011 regarding disclosures in your Form 10-K for the year ended May 31, 2011, you acknowledged that segment analysis is usually necessary to enable a reader to understand consolidated results. You agreed to quantify the impact of factors that contribute to material fluctuations in segment revenues and segment earnings before interest and taxes where such disclosure is material to your consolidated results or appropriate to aid an investor’s understanding of your segment business.

The results of operations discussion included in your Form 10-K for the year ended May 31, 2012 does not appear to adequately convey the extent to which each disclosed factor impacted your revenues and earnings before interest and taxes on a consolidated or segment basis as well as the business reasons for changes in revenues and earnings before interest and taxes. We remind you that segment analysis does not need to result in repetitive disclosure that lengthens MD&A unnecessarily, or obscures salient information. The discussion and analysis of segments may be reasonably integrated with the discussion of the consolidated amounts to avoid unnecessary duplication.

For example, we note that your consolidated revenues increased by 14% in 2012 on a currency neutral basis which appears to be almost entirely related to NIKE Brand revenues.  Approximately 94% of 2012 NIKE Brand revenues is related to footwear and apparel revenues. You disclose that the 15% increase in 2012 NIKE Brand footwear revenue was attributable to double-digit percentage growth in unit sales along with a low-single-digit percentage increase in average selling price per pair, primarily reflecting the favorable impact from product price increases, partially offset by higher discounts on close-out sales. For NIKE Brand apparel, the 13% increase in 2012 revenue was driven by mid-single-digit percentage increases in both unit sales and average selling prices. The increase in average selling prices was primarily driven by product price increases, partially offset by a higher mix of close-out sales. It is difficult to derive the extent to which each of these factors, including average selling prices or close-out sales, impacted your consolidated revenues. In then looking to your segment revenue discussion for further clarification, we note that the North America reportable segment contributed to approximately 7% of the 2012 increase to consolidated NIKE Brand revenues. This represents an increase in North America revenue of approximately $1.3 billion, of which footwear contributed approximately$.8 billion.  You disclose that the increase in footwear revenue in 2012 was driven by an increase in both unit sales and average selling prices. Unit sales rose at a double-digit rate while average selling price per pair grew at a mid-single-digit rate, reflective of product price increases, partially offset by higher discounts on close-out sales. It continues to remain  unclear the extent to which each factor, including average selling price prices or close-out sales, impacted your consolidated or even segment revenues. In a similar manner, it is unclear the extent to which each factor, including product price increases and discounts on close-out sales, impacted consolidated or segment gross margins and correspondingly earnings before interest and taxes. For example, while you repeatedly cite increased input costs, it is unclear what specific input costs impacted gross margins and why the costs increased. Further, we note that in your earnings call for the fourth quarter of 2012, you explain that increased research and development on the digital side and unanticipated customs assessments in your Emerging Market territories contributed 70 basis points to the total gross margin decline. In this regard, please better quantify the impact of each factor that contributes to material fluctuations in your consolidated or segment revenues and segment earnings before interest and taxes. Please also disclose the actual percentage fluctuations rather than referring to a single or double-digit increase or decrease. Refer to Items 303(a)(3)(i) and (iii) of Regulation S-K.  Please show us in your supplemental response what the revisions will look like in future filings.

In 2011, the Staff asked us to consider quantifying the impacts of factors that contribute to material fluctuations in segment revenues and segment earnings before interest and taxes (“EBIT”).  We acknowledged we would quantify the impact of factors that contribute to material fluctuations in our segment revenues and segment EBIT where such disclosure is material to our consolidated results or appropriate to aid an investor’s understanding of our segment business. Our MD&A disclosures in the 10-K were prepared with the objective of providing investors with an analysis that promotes an understanding of our consolidated operating results and the material information required by Item 303(A)(3)(i) and (iii) of Regulation S-K.

These disclosures include qualitative explanations of key factors affecting our revenue and EBIT results and we quantify these factors when the information is material to our consolidated results.  Due to the large number of factors that drive our revenue and margin results, we aggregate certain factors in our MD&A discussion in order to provide certain quantitative disclosures, as precise quantification of each aggregated factor is not always feasible. Our product lines comprise thousands of styles sourced from hundreds of suppliers, and we primarily purchase finished goods from these suppliers. As a result, in many cases we cannot precisely determine how the change in a specific component of those finished goods impacts total product cost. In these circumstances, we seek to provide the best possible qualitative description to promote an understanding of the effect of the factors on our results.

We agree with the Staff that quantification of these factors, when material, provides investors with a more complete analysis. In future filings we will (1) enhance the quantification of factors that impact our consolidated operating results or segment level discussions, (2) expand our analysis of the factors we identify at the consolidated or segment levels, providing investors with a more complete understanding of the circumstances surrounding each factor and the business reason behind the change, and (3) focus our discussion on material drivers of our consolidated results.

The following illustrates the disclosure we plan to incorporate in future filings, in the context of the consolidated and North America segment disclosures referenced by the Staff for the fiscal year ending May 31, 2013.  Please note that we have not yet drafted the actual disclosure for fiscal 2013 and will continue to consider the appropriate format for disclosure and the material drivers of the results. Accordingly, the presentation could change in the actual filing.

Results of Operations Discussion

Revenue

On a currency neutral basis, revenues for NIKE, Inc. grew X% for fiscal 2013, driven by increases in revenues for both the NIKE Brand and our Other Businesses.  Excluding the effects of changes in currency exchange rates, revenues for the NIKE Brand increased X%, as every NIKE Brand geography delivered higher revenues for fiscal 2013.  North America contributed approximately X percentage points to the NIKE Brand revenue increase, while the Emerging Markets and Greater China geographies contributed approximately X and X percentage points to the NIKE Brand revenue growth, respectively. Revenues for our Other Businesses grew X% during fiscal 2013, contributing X percentage points of our consolidated revenue growth.

Excluding the effects of changes in currency exchange rates, NIKE Brand footwear and apparel revenue increased X% and X%, respectively, while NIKE Brand equipment revenues increased X% during fiscal 2013.  Continuing to fuel the growth of our NIKE Brand footwear business was driver 1 and driver 2. The increase in NIKE Brand footwear revenue for fiscal 2013 was attributable to X% growth in unit sales along with a X% increase in average selling price per pair. The increase in average selling price per pair primarily reflects the favorable impact of key driver #1 and key driver #2, contributing  approximately X% and X% of growth, respectively.  The overall increase in footwear revenue was attributable to strong demand across key category #1, key category #2, and key category #3.  For NIKE Brand apparel, the increase in revenue for fiscal 2013 was driven by a X% increase in both unit sales and average selling prices. The increase in average selling prices was primarily driven by driver #1. The overall increase in apparel revenue was reflective of increased demand across key category #1 and key category #2.

Gross Margin

For fiscal 2013, our consolidated gross margin was X basis points lower than the prior year period, primarily driven by driver #1 and driver #2.  Together, these factors decreased consolidated gross margin by approximately X basis points.  Driver #3 and driver #4 contributed approximately equally to another X basis points to the decrease in gross margin.  Partially offsetting this decrease was a X basis point positive impact, primarily due to a X basis point benefit from driver #5. Positive impacts from driver #6 and driver #7 contributed approximately equally to the remaining difference.

North America Segment Discussion

Revenues

For fiscal 2013, footwear revenue in North America increased X%, driven by an increase in both unit sales and average selling prices. Unit sales rose X% while average selling price per pair grew X%, due to driver #1. The overall increase in footwear revenues was driven by growth in all key categories, most notably category #1, category #2, and category #3.

Compared to the prior year, apparel revenue for North America increased X%, primarily driven by a X% increase in unit sales and a X% increase in average selling price per unit.  The increase in average selling price per unit was reflective of driver #1.  The overall increase in apparel revenue was driven by growth across most key categories, including category #1, category #2, and category #3.

4.	In regards to your presentation of NIKE Brand revenues on a wholesale equivalent basis, please address the following:
•
Note (3) to the table on page 17 describes each component of these revenue amounts. Please help us better understand how you arrive at the amounts related to internal sales from your wholesale operations to your Direct to Consumer operations. Your explanation should address whether these are the actual amounts that are charged internally or whether these are amounts that you derived based on the prices you would have charged if the sales had been made to external customers; and

•	Please expand your disclosures to better explain how these amounts are determined as well as why you believe presentation of these amounts is useful or meaningful to investors.
Please show us in your supplemental response what the revisions will look like in future filings.

The amounts related to internal sales from our wholesale operations to our Direct to Consumer operations reflect the actual amounts that are charged internally.  These internal sales amounts are based on prices that we estimate would have been charged if the sales had been made to unrelated wholesale customers.

We have provided information regarding our total wholesale equivalent revenues for the NIKE Brand as it allows investors to more easily compare the size and scope of our business compared to others in our industry that may not have Direct to Consumer operations.

In future filings, Note (3) will be presented as set forth below:

(3)
References to NIKE Brand wholesale equivalent revenues are intended to provide context as to the total size of our NIKE Brand market footprint if we had no Direct to Consumer operations.  NIKE Brand wholesale equivalent revenues consist of 1) sales to external wholesale customers and 2) internal sales from our wholesale operations to our Direct to Consumer operations which are charged at prices that are comparable to prices charged to external wholesale customers.  NIKE Brand wholesale equivalent revenues do not include the estimation of sales made by NIKE Brand licensees as the amounts are not material.

Critical Accounting Policies

Goodwill and Indefinite-Lived Intangible Assets, page 32

5.
On May 31, 2012, you announced the intention to divest of the Cole Haan and Umbro businesses.  As of May 31, 2012, the asset groups for Cole Haan and Umbro did not qualify as assets held for sale.  The decision to divest these businesses was deemed a triggering event to perform an impairment analysis of Umbro’s intangible assets at that date and was considered in your fourth quarter impairment analysis.  As the asset groups did not qualify as assets held for sale, you did not consider potential disposition costs or cumulative translation adjustments in the carrying value of the Umbro reporting unit in the fiscal 2012 fourth quarter impairment analysis.  Your analysis determined that there was no impairment of intangible assets or goodwill related to Umbro.  If the sales process indicates a fair value that is below the current carrying value of the reporting unit, an analysis would be required to determine if impairment charges exist at that point.  In this regard, please address the following:

•
Please provide us with a summary of the analysis that you performed to determine that the asset groups for Cole Haan and Umbro did not qualify as assets held for sale pursuant to ASC 360-10-45-9 as of May 31, 2012. Please tell us whether you have subsequently determined that they have met the criteria and whether any expected disposal loss or gain was recorded pursuant to ASC 360-10-35-38 through 35-42. If they still do not qualify as assets held for sale, please explain why;

We announced our decision to divest of the Cole Haan and Umbro businesses in a press release on May 31, 2012. In light of this decision, we considered whether the assets of either or both of these disposal groups should be classified as held for sale in accordance with ASC 360-10-45-9 in our May 31, 2012 financial statements.

At May 31, 2012, we assessed the disposal groups of both Cole Haan and Umbro under the held for sale criteria as of that date and determined that not all of the criteria had been met.  Specifically, we considered the following:

•
For both Cole Haan and Umbro, although the Company's Board of Director's had provided management with approval to divest of the businesses, we were in the preliminary stages of selecting our advisors to develop an appropriate strategy for divesting of the two businesses.  Furthermore, we had not yet developed a marketing strategy, or provided marketing materials to prospective buyers.

•
The marketing strategy for Umbro was dependent upon the transfer of significant sports marketing contracts from Umbro to NIKE.  Under the terms of these contracts, we were unable to simply assign the contracts to NIKE.  Transitions of these contracts required lengthy negotiations with the counterparties before an agreement could be reached to transfer the contract to NIKE.  As a result, some of these transfers remained uncertain as of May 31, 2012.

•
For Umbro, while management had approved a plan to divest of the disposal group, we could not conclude that we had a robust plan of sale and or that significant changes to the plan would not be required.  Specifically, we did not know whether there would be buyers for the business in its current form or whether changes to the structure would be required. For example, one scenario contemplated the sale of trademarks and a full conversion of global markets to a licensee model.

•
For Cole Haan, the development of the marketing strategy was highly dependent on the structure and duration of licensing arrangements for NIKE proprietary technologies embedded in Cole Haan products. Since NIKE’s position on this was not yet formulated and no discussions had yet taken place with prospective buyers, we concluded that we did not yet have a robust plan of sale to which significant changes would not be required.

Subsequent to May 31, 2012, during the second quarter of fiscal 2013, we have concluded that both Cole Haan and Umbro have met all of the criteria to be classified as assets held for sale in our financial statements. As a result, the assets of both disposal groups will be classified as assets held for sale in our Form10-Q for the second fiscal quarter.  We expect to record a loss on the Umbro disposal group in the second fiscal quarter. We expect a gain on the sale of Cole Haan, which will be recorded at the time the transaction closes.

•	Please tell us whether you intend to report these entities as discontinued operations pursuant to ASC 205-20-45;

We expect to have the sales of both Umbro and Cole Haan businesses completed within the second and third quarters of fiscal 2013, respectively.  As noted above, we expect both asset groups to meet the criteria for assets held for sale, beginning in the second quarter of fiscal 2013.  We also expect the extent and significance of any anticipated continuing cash flows, operations or involvement to be such that discontinued operations classification is appropriate and we expect to report as such as of the end of our second quarter.

•
Your disclosures indicate that you did not consider cumulative translation adjustments in the carrying value of your Umbro reporting unit. In light of your plans to sell this business, please tell us what consideration you gave to ASC 830-30-45-13 through 45-15 in determining that this treatment was appropriate;

In determining the appropriate treatment of any currency translation adjustment (CTA) balances related to Umbro and Cole Haan, we interpreted the guidance in ASC 830-30-45-13 through 45-15 to apply to situations where a disposal group met the held for sale criteria in ASC 360-10-45-9.  Specifically, we noted the reference in 360-10-45-13a which implies that the guidance in the paragraph above does not apply to situations where the held for sale criteria are not met.

The guidance states that it does not address the treatment for considering CTA in the impairment analysis when “the investment or related consolidated assets are held for use.”  Since we did not yet qualify for held for sale as discussed above, the Umbro asset group was still considered held for use and not subject to ASC 830-30-45-13.

We also considered ASC 830-30-40-1, noting that the Umbro entity had not yet been sold or liquidated (or substantially liquidated) which would require the removal of the CTA balance from equity and the recognition of the loss in income.

•
Your current disclosures appear to be primarily focused on impairment considerations related to the intangible assets of each of these businesses. Please address your impairment considerations related to the entire asset group of Umbro and Cole Haan pursuant to ASC 360-10;

As part of our impairment analysis, we considered the entire asset groups for both Cole Haan and Umbro.

For Cole Haan, the asset group primarily comprises property and equipment and working capital accounts. We determined that the decision to divest of Cole Haan required a test for impairment under ASC 360-10-35-21f.  Accordingly, we evaluated the property and equipment assets for potential impairment under ASC 360 using undiscounted cash flows pursuant to ASC 360 and concluded there was no impairment based on the recoverability of those assets.  The working capital balances were also evaluated for recoverability, with the same conclusion.

For Umbro, the asset group comprises primarily definite and indefinite lived intangible assets, including goodwill, as well as property and equipment and working capital balances.  In addition to our annual impairment tests for goodwill and indefinite lived intangible assets, we determined the decision to divest of Umbro was a potential indicator of impairment at May 31, 2012.  We performed an impairment test of the entire asset group at that time using the information available at that date.

The current asset balances included in working capital were deemed to be fully recoverable.  We also assessed the recoverability of property and equipment and reached the same conclusion.  The property and equipment balances for Umbro were approximately $11 million and deemed immaterial in their entirety.

We then evaluated the definite and indefinite lived intangible assets for recoverability based on their discrete cash flows and concluded there was no impairment.

Lastly, we performed a step one analysis pursuant to ASC 350 (as described more fully in the section below) to determine whether any potential impairment of goodwill existed as of the balance sheet date, which included a comparison of the estimated fair value of the Umbro business to the carrying value of the total net assets including goodwill.  Based on that comparison, we determined that the estimated fair value was sufficient to allow full recovery of total net assets.

•
You used the discounted cash flows and market valuation approaches for determining the fair value of the Umbro reporting unit.  Please tell us how you determined how much to weight each of these methods as well as whether the weighting was consistent with what was used for other reporting units in the fiscal 2012 fourth quarter impairment analysis as well as for this reporting unit in your fiscal 2011 impairment analysis; and

For the fiscal 2012 impairment test, we used discounted cash flow (DCF) approaches assuming two scenarios, 1) the Umbro business would continue in its then current state with buy/sell operations in  owned markets (UK, US, France and China) and licensing operations in the rest of the world, and 2) the current Umbro owned markets would be converted to a licensee model. We also used market comparisons of similar companies and transaction comparisons based on recent acquisition transactions in the overall analysis.  The weighting of all components was:

1.	License Conversion – 50%

2.	Buy/Sell and License (current state) – 25%

3.	Market Comparisons – 12.5%

4.	Transaction Comparisons – 12.5%

The fiscal 2011 impairment analysis used only a DCF for the then current state (buy/sell and license business) and market comparisons, each given an equal weighting of 50%.  The addition of the license conversion model in fiscal 2012 reflected management’s consideration of this strategy option for the Umbro business. Since we projected that the license conversion strategy would improve near term profitability and potentially result in a higher value for the business upon sale, we deemed this scenario to be more likely and hence gave it greater weight in our fiscal 2012 impairment analysis.

The addition of the transaction comparison factor in fiscal 2012 reflected the availability of comparable transactions over the previous 12 month period. At the time of the fiscal 2011 test, there were no comparable transactions.

The estimated fair values derived using the various valuation methods were generally consistent, with no significant differences between the income and market approaches. Each result exceeded the carrying value of the net assets, resulting in the “passing” of step one.  Therefore, we did not deem the actual weighting of the valuation methods to be a material assumption.

For the other reporting units that require an annual impairment test, we used a mix of DCF and market comparison with a 50/50 weighting in the fiscal 2012 impairment analysis.  This approach was consistent with the fiscal 2011 tests for those units.  Considering both DCF and market comparisons, the estimated fair value of the other individual reporting units significantly exceeded the carrying values of their net assets.

•	Please tell us what consideration was given to the realizability of any deferred tax assets related to each of these entities as of May 31, 2012 in light of your intention to divest.

We evaluated the carrying amount of the deferred tax assets related to Umbro and Cole Haan at May 31, 2012 in accordance with the guidance provided in Accounting Standards Codification (ASC) Topic 740 (ASC 740).  As required under ASC 740-10-30-17, all available evidence, both positive and negative, was considered to determine whether, based on the weight of the available evidence, the deferred tax assets were more likely than not to be realized.  The weight given to the potential effect of negative and positive evidence was commensurate with the extent to which such evidence could be objectively verified as required under ASC 740-10-30-23.

At May 31, 2012, the deferred tax assets of Umbro primarily consisted of non-US net operating losses for which a full valuation allowance was recorded.  When assessing the realizability of its deferred tax assets, we considered Umbro’s significant negative evidence of three-year cumulative losses, excluding permanent differences. Based on the available information at May 31, 2012, we estimated that it was more likely than not that any taxable gain related to the divestiture of Umbro would be offset by the net operating loss of Umbro generated in the year of divestiture.  This evaluation was consistent with the guidance in ASC 740-10-30-21.

At May 31, 2012, the deferred tax assets of Cole Haan primarily consisted of U.S. accruals and reserves that will more likely than not be realized.  The U.S. income tax of Cole Haan is included in NIKE, Inc.’s consolidated federal income tax return; therefore, Cole Haan’s net deferred tax assets will be realized as part of NIKE, Inc’s U.S. operations.  Our intent to divest of Cole Haan did not impact our assessment of the realizability of its deferred tax assets.

Financial Statements

Notes to the Financial Statements

Note 1 – Summary of Significant Accounting Policies, page 45

General

6.
Please disclose the types of expenses that you include in the cost of sales line item and the types of expenses that you include in the operating overhead expense line item. In doing so, please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of sales line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of sales, please disclose:

•	in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and
•
in MD&A that your gross profit amounts may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude a portion of them from gross profit, including them instead in a line item, such as operating overhead expense.

Please show us in your supplemental response what the revisions will look like in future filings.

Our cost of sales includes inventory costs, which consist of product costs from our suppliers, as well as freight, import duties, taxes, insurance and logistics and other handling fees.  We do not exclude any of the costs related to inbound freight, purchasing and receiving, inspection, warehousing, internal transfers, or other distribution from cost of sales.  As such, we do not believe such disclosure is required or applicable.

In our significant accounting policies footnote in our upcoming Form 10-K, we will include the following disclosures regarding cost of sales and operating overhead expense:

Cost of Sales

Cost of sales consists primarily of inventory costs, as well as warehousing costs (including the cost of warehouse labor), third party royalties, certain foreign currency hedge gains and losses, and research, design and development costs.

Operating Overhead Expense

Operating overhead expense consists primarily of payroll and benefit related costs, rent, depreciation and amortization, professional services, and meetings and travel.

Inventory Valuation, page 46

7.
Please provide all of the disclosures required by Rule 5-02.6(b) of Regulation S-X, including the nature of the elements of costs included in inventory. Please show us in your supplemental response what the revisions will look like in future filings.

Inventories are stated at lower of cost or market and valued on an average cost basis.  Inventory costs primarily consist of product cost from our suppliers, as well as freight, import duties, taxes, insurance and logistics and other handling fees.  We do not include general and administrative costs in inventories.

In our significant accounting policies footnote in future filings, we will include the following disclosure regarding our inventories:

Inventories are stated at lower of cost or market and valued primarily on an average cost basis.  Inventory costs primarily consist of product cost from our suppliers, as well as freight, import duties, taxes, insurance and logistics and other handling fees.

Note 17, Operating Segments and Related Information, page 60

8.
Please separately present revenues from external customers and intersegment revenues for each reportable segment. Please also disclose the amount of each segment’s earnings before interest and taxes which is derived from intersegment revenues. Refer to ASC 280-10-50-22(a) and (b) and 50-30 as well as the examples provided in ASC 280-10-55-48 and 55-49. Please show us in your supplemental response what the revisions will look like in future filings.

We acknowledge the Staff’s request and note that our reportable segments do not include any material intersegment revenues or EBIT derived from intersegment revenues. Therefore, we do not believe disclosure in our filings is necessary.

9.
Please disclose the basis of accounting used for transactions between reportable segments pursuant to ASC 280-10-50-29(a). Please show us in your supplemental response what the revisions will look like in future filings.

As set forth in our response to comment eight above, there are no material intersegment revenues or other material transactions between our reportable segments.  Therefore, we do not believe disclosure in our filings is necessary.

Schedule II – Valuation and Qualifying Accounts, page 68

10.	Please include revenue-related reserves in your schedule. Refer to Rule 12-09 of Regulation S-X. Please show us in your supplemental response what the revisions will look like in future filings.

As disclosed in Note 1 – Summary of Significant Accounting Policies, our revenue-related reserves consist of sales discounts, returns and miscellaneous claims.  In Note 1 we also disclose the balances of these reserves.

Our understanding of Rule 12-09 is that Schedule II was intended to present an analysis of valuation reserves such as the allowance for doubtful accounts, which relate to the recoverability of the underlying receivables, and was not intended for accruals and estimated liabilities, which are not related to the recoverability of those receivables.

Our revenue-related reserves are estimates of transactions that will complete at a later date, and are not valuation reserves against the collectability of the recorded accounts receivable as of the balance sheet date. Sales discounts are accrued based on 1) specific contractual programs with customers or 2) estimates of discretionary discounts which are expected to be granted to certain large customers.  Returns represent estimates of wholesale customer returns which are negotiated and discretionarily granted to certain large customers.  It is important to note we are not legally obligated to accept returns, rather we anticipate accepting a certain amount of returns each year.  Returns are typically negotiated and agreed within two seasons following the season of sale. Upon receipt of returned product, a credit is issued to the customer and applied to the customer’s current accounts receivable balance.  Miscellaneous claims relate to a variety of issues, including vendor compliance, shipping integrity, pricing, shortages, damages, mispicks, transportation issues, etc.  This reserve represents an estimate of future claims based on historical experience.  All reserves are recorded as a reduction to revenue at the time of sale.

We have concluded our sales reserves are not valuation reserves and therefore are not required to be included in Schedule II as they do not relate to the recoverability of recorded receivables.  Rather, our revenue-related reserves represent contractual programs and estimates of discretionary credits or other claims that we expect to negotiate and grant to customers some time after the date of sale and collection of the original invoice amounts.

Form 10-Q for the Period Ended August 31, 2012

Management’s Discussion and Analysis

Results of Operations

Reconciliation of Net Income and Diluted Earnings Per Share Excluding Businesses to be Divested, page 17

11.
Note (1) states that this schedule is intended to satisfy the quantitative reconciliation for non-GAAP financial measures in accordance with Regulation G of the Securities and Exchange Commission.  We remind you that non-GAAP financial measures included in a Form 10-Q are subject to the disclosure requirements of Item 10(e) of Regulation S-K rather than Regulation G. Please revise your disclosures accordingly. Please also clarify in your disclosures, if true, that you are presenting these Non-GAAP financial measures related to businesses that you intend to divest but do not currently do qualify to be reported as discontinued operations. Please show us in your supplemental response what the revisions will look like in future filings.

Beginning with the Form 10-Q for the period ended November 30, 2012, we anticipate reporting the results of Umbro and Cole Haan as discontinued operations, which requires discrete disclosure of earnings per share related to those operations. Therefore, we do not anticipate requiring a non-GAAP financial measure reconciliation related to these amounts.  However, if we do report similar non-GAAP measures, we will cite Item 10(e) of Regulation S-K, as appropriate.

We acknowledge that:

(i)	the company is responsible for the adequacy and accuracy of the disclosures in the filing,
(ii)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and
(iii)	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, or if you would like to discuss our responses further, please contact Evan Reynolds, Assistant General Counsel, at (503) 532-5720.

Very truly yours,

                         /s/ Donald W. Blair

Donald W. Blair
Vice President and Chief Financial Officer